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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  FORM 12b-25

                                                  Commission File Number 0-20946

                           NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K   |_| Form 20-F    |_| Form 11-K     |_| Form 10-Q
               |_| Form 10-D   |_| Form N-SAR   |_| Form N-CSR
         For Period Ended: December 31, 2004

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

                 For the Transition Period Ended: ______________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  HMS Holdings Corp.
Former name if applicable:  Not applicable
Address of principal executive office (Street and number): 401 Park Avenue South City, state and zip code: New York, New York 10016

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |  (a)  The reasons described in reasonable detail in Part III of this
       |       form could not be eliminated without unreasonable effort or
       |       expense;
       |
       |  (b)  The subject annual report, semi-annual report, transition report
       |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       |       portion thereof, will be filed on or before the fifteenth
  |X|  |       calendar day following the prescribed due date; or the subject
       |       quarterly report or transition report on Form 10-Q or subject
       |       distribution report on Form 10-D, or portion thereof, will be
       |       filed on or before the fifth calendar day following the
       |       prescribed due date; and
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As it announced in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2005, HMS Holdings Corp., or the Company, is reviewing with its auditors an apparent mistake in its footnote disclosure of the subsequent effect of its adoption of the revenue recognition guidance of Staff Accounting Bulletin No. 101, or SAB 101, during fiscal 2000. Since such adoption, the Company has recognized revenue for its contingency fee based services when third party payors remit payments to its customers. As a result of the adoption of SAB 101 as of November 1, 1999, the Company recorded a charge to earnings representing the cumulative effect of change in accounting principle.

     SAB 101 requires that in reporting periods subsequent to the cumulative effect transition adjustment, the Company should disclose the amount of revenue (if material to income before income taxes) recognized in those periods that was included in the cumulative effect adjustment. The Company has reported these amounts in the footnotes to its financial statements in each of its annual reports since the change in accounting principle. However, the Company recently learned that its footnote disclosure did not distinguish between amounts that were ultimately billed as revenue and amounts that were determined not to be collectable and accordingly not included in revenues. Although it appears this disclosure did not accurately portray the ultimate resolution of the cumulative effect adjustment, the Company believes its reported revenues on its statements of operations for periods subsequent to the cumulative effect adjustment on November 1, 1999 are accurate and unaffected by this matter. The Company's audit committee is continuing to investigate the circumstances surrounding the mistake.

     The Company and its audit committee and auditors have each been required to devote substantial time, attention and resources to this matter, and this investigation is continuing. As a result, the Company has not yet completed its preparation of its financial statements and the disclosures required in its Annual Report on Form 10-K. The Company anticipates that any deficiencies in its prior footnote disclosures will be corrected in the Company's annual report on Form 10-K for fiscal 2004 and that they will have no effect on reported earnings or cash flows.

     Due to the reasons described above, the Company could not have timely filed the Form 10-K without unreasonable effort or expense. The Company anticipates that it will file the Form 10-K by no later than the fifteenth calendar day following the prescribed due date.

     This Form 12b-25 Notification of Late Filing contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For this purpose any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. These statements involve unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those risks identified in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and other risks identified in our Form 10-K for the year ended December 31, 2003 and presented elsewhere by management from time to time. Such forward-looking statements represent management's current expectations and are inherently uncertain. Investors are cautioned that actual results may differ from management's expectations.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Thomas G. Archbold, Chief Financial Officer, (212) 725-7965

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      Yes |X|          No |_|

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      Yes |_|          No |X|

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Not applicable.

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                               HMS Holdings Corp.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  March 16, 2005                        By:    /s/ Thomas G. Archbold
                                               ------------------------------
                                            Name:  Thomas G. Archbold
                                            Title: Chief Financial Officer

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                                    Exhibit A
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March 16, 2005


HMS Holdings Corp.
New York, New York


Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by HMS Holdings Corp. on or about March 16, 2005, which contains notification of the registrant's inability to file its Form 10-K by March 16, 2005. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why it is unable to complete its consolidated financial statements for the year ended December 31, 2004, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP